SUN & SWELL, INC.

Financial Statements

For the years ended December 31, 2022 and December 31, 2021.

With Independent Accountants' Review Report

Table of Contents

Independent Accountants' Review Report

To the Management of Sun & Swell, Inc.

We have reviewed the accompanying financial statements of Sun & Swell, Inc. (the "Company") which comprise the balance sheets as of December 31, 2022 and December 31, 2021, and the related statements of operations and cash flows for the years then ended December 31, 2022 and December 31, 20221, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such as opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



August 1st, 2023

Cameron Browne, CPA

Browne Tax & Advisory, SPC

1037 NE 65th Street #80493

Seattle, WA 98115

SUN & SWELL, INC.
Balance Sheet
As at December 31, 2022

	12/31/2022	12/31/2021
ASSETS		
Current Assets		
Cash & Cash Equivalents	$ 152,464	397,656
Accounts Receivable	2,874	8,825
Inventory	294,767	196,061
Other Current Assets	56,205	85,081
Total Current Assets	**506,310**	**687,223**
Fixed Assets		
Equipment	143,344	132,145
Accumulated Depreciation	(92,621)	(68,681)
Total Fixed Assets	50,723	61,464
Total Assets	**557,033**	**749,087**
LIABILITIES AND EQUITY		
LIABILITIES		
Current Liabilities		
Accounts Payable	40,360	9,080
Credit Cards	100,549	46,009
Other Current Liabilities	127,886	136,548
Total Current Liabilities	268,794	191,638
Long-Term Liabilities	360,364	379,641
Total Liabilities	**$629,158**	**$571,279**

SUN & SWELL, INC.
Balance Sheet
As at December 31, 2022

EQUITY		
Shareholder Equity	1,646,196	1,283,894
Retained Earnings	(1,718,322)	(1,106,085)
Total Equity	**(72,126)**	**177,809**
TOTAL LIABILITIES AND EQUITY	**$ 557,033**	**$ 749,087**

See accompanying notes and independent accountants' review report

SUN & SWELL, INC.
Income Statement
For the year ended December 31, 2022

	2022	2021
Revenue	$950,562	$670,875
Cost of Goods Sold	545,674	306,646
Gross Profit	404,888	364,229
Expenses		
Operating expenses	57,606	33,501
General and administrative expenses	788,546	670,106
Interest expense	41,132	31,763
Sales and marketing expenses	129,924	221,895
Total Expenses	1,107,208	957,265
Net Operating Loss	(612,320)	(593,036)
Other Income / (Loss)	83	41,301
Net Loss	$ (612,237)	$ (551,735)

See accompanying notes and independent accountants' review report

SUN & SWELL, INC.

Statement of Cash Flows

For the year ended December 31, 2022

	2022	2021
OPERATING ACTIVITIES		
Net loss	$ (96,980)	$ (551,735)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	23,941	21,409
Changes in operating assets and liabilities		
Accounts Receivable	5,951	2,843
Other Current Assets	28,246	(79,095)
Inventories	(98,076)	(94,480)
Account Payable	31,280	(7,724)
Credit Cards	54,540	(19,067)
Other current liabilities	8,663	36,873
Net cash provided by operating activities	(42,435)	(690,976)
INVESTING ACTIVITIES		
Purchases of equipment	(15,200)	(28,700)
Net cash provided by investing activities	(15,200)	(28,700)
FINANCING ACTIVITIES		
Proceeds from debt	24,172	246,000
Repayments of debt	(35,301)	(6,255)
Shareholder Contributions & Capital Raised	362,302	797,496
Net cash provided by financing activities	302,827	1,037,241
Net cash Increase for period	245,192	318,465
Cash at beginning of period	397,656	79,191
Cash at end of period	$152,464	$397,656

SUN & SWELL, INC.

Statement of Shareholder's Equity

For the year ended December 31, 2022

	Common Stock	Paid in Capital	Retained Earnings	Total
Beginning Balance 1/1/2021	$100	$486,298	$ (554,349)	$ (67,952)
Contributions	-	797,497	-	797,497
Net Income / (Loss)	-	-	(551,735)	(551,735)
Beginning Balance 1/1/2022	100	1,283,794	(1,106,085)	177,809
Contributions	-	362,302	-	362,302
Net Income / (Loss)	-		(612,237)	(612,237)
Ending Balance 12/31/2022	$100	1,646,096	$ (1,718,322)	$72,126

See accompanying notes and independent accountants' review report

SUN & SWELL, INC.

Notes to the financial statements

For the years ended December 31, 2021 and December 31, 2022

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Sun & Swell, Inc. ("Company") is a California corporation incorporated for the purpose of developing quality, organic, whole food free from heavy processing and harmful ingredients in compostable packaging. The accompanying financial statements cover the year ended December 31, 2022. The Company began its operations in 2018.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Cash and cash equivalents

Cash and cash equivalents consist principally of amounts on deposit with commercial banks. The carrying amount of such cash equivalents approximates fair value due to the short-term nature of these investments.

Income taxes

The Company is taxed as a corporation and due to the net loss for the year ended December 31,2022, it is appropriate that no income tax provision has been recorded.

The federal income tax returns for the prior three years and the state income tax returns for the prior four years would be subject to examination by the Internal Revenue Service or Franchise Tax Board respectively, per Internal Revenue Service and Franchise Tax Board statute of limitations.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 19th, 2023, the date which the financial statements were available to be issued.

NOTE 3 - Summary of Debt

Short Term: As of December 31st, 2022 the company had $268,794 in short term liabilities which consists of payables due to vendors on credit terms ($40,360), credit cards ($100,549), line of credit ($100,000), revenue based financing (22,909) and other accruals (4,977). This financing is used to fund the companies working capital needs - primarily raw ingredient purchasing and other short term operational capital requirements.

Notes on Line of Credit: The company has a $100K line of credit with Pacific Western Bank of Santa Barbara.

Long Term: As of December 31st, 2022 the company had $360,365 in long term debt liabilities which consists of an EIDL loan* ($295,100), a private loan from the founders ($38,900), and an equipment loan ($26,205).

Notes on EIDL loan: During the COVID-19 crisis of 2020, The Company was able to secure a $79,000 loan with the United States Small Business Association. The Company was able to secure a subsequent advance of $216,100 in 2021. This is a 30 year loan with a 3.75% interest rate.

Notes on loan from the founders: In 2018, Kate and Bryan Flynn issued a loan to the company in the amount of $38,900. This amount was borrowed from their 401K and must be repaid by 2023.

NOTE 4 - Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue ten million (10,000,000), consisting of ten million (10,000,000) shares of Class A Common Stock. As of December 31, 2022, ten million (10,000,000) shares of Common Stock have been issued and are outstanding.

Preferred Stock

Also, under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is ten million (10,000,000) shares of Preferred Stock. None of the preferred stock is currently issued and outstanding.